SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 7) *

HIGHPOWER INTERNATIONAL, INC.

(Name of Issuer) COMMON STOCK, $0.0001 Par Value Per Share
(Title of Class of Securities) 43113X101
(CUSIP Number) Dang Yu (George) Pan Building A1, 68 Xinxia Street Pinghu, Longgang Shenzhen Guangdong 518111 People’s Republic of China Tel: 86-755-89686238

with copies to:

Jie (Jeffrey) Sun, Esq.	Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP	Orrick, Herrington & Sutcliffe LLP
47/F Park Place, 1601 Nanjing Road West	The Orrick Building, 405 Howard Street
Shanghai, 200040, People’s Republic of China	San Francisco, CA 94105, USA
Tel: 86-21-61097103	Tel: +1 (415) 773-5830

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 12, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 43113X101	Page 2 of 11

1	NAMES OF REPORTING PERSONS Dang Yu (George) Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,132,591 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,132,591 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,132,591 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 3,146,290 shares of Common Stock held directly or indirectly by Mr. Dang Yu (George) Pan and 1,986,301 shares of Common Stock held directly or indirectly by the other Reporting Persons (as defined below), in each case including (i) Common Stock, including restricted Common Stock, and (ii) Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. Advance Pride International Limited, a British Virgin Islands company, is 100% owned by Mr. Dang Yu (George) Pan, and Mr. Pan is the sole director of Advance Pride International Limited. Advance Pride International Limited directly holds 269,959 shares of Common Stock of the Issuer. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride International Limited in the Issuer and share with Advance Pride International Limited the voting power and dispositive power of such shares. See Item 5.

(2) Such percentage is based upon a total of 15,772,867 shares of Common Stock, including (i) 15,690,533 shares of Common Stock issued and outstanding as of August 13, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2019, and (ii) 82,334 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

CUSIP No. 43113X101	Page 3 of 11

1	NAMES OF REPORTING PERSONS Advance Pride International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 269,959 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 269,959 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 269,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (2)
14	TYPE OF REPORTING PERSON CO

(1) Advance Pride International Limited is 100% owned by Mr. Dang Yu (George) Pan, and Mr. Pan is the sole director of Advance Pride International Limited. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride International Limited in the Issuer and share with Advance Pride International Limited the voting power and dispositive power of such shares. See Item 5.

(2) Such percentage is based upon 15,690,533 shares of Common Stock issued and outstanding as of August 13, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2019.

CUSIP No. 43113X101	Page 4 of 11

1	NAMES OF REPORTING PERSONS Wen Liang Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,132,591 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,132,591 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,132,591 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,521,701 shares of Common Stock held directly or indirectly by Mr. Wen Liang Li and 3,610,890 shares of Common Stock held directly or indirectly by the other Reporting Persons, in each case including (i) Common Stock, including restricted Common Stock, and (ii) Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.

(2) Such percentage is based upon a total of 15,772,867 shares of Common Stock, including (i) 15,690,533 shares of Common Stock issued and outstanding as of August 13, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2019, and (ii) 82,334 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

CUSIP No. 43113X101	Page 5 of 11

1	NAMES OF REPORTING PERSONS Wen Wei Ma
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People's Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,132,591 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,132,591 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,132,591 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% (2)
14	TYPE OF REPORTING PERSON IN

(1) Includes 464,600 shares of Common Stock held directly or indirectly by Mr. Wen Wei Ma and 4,667,991 shares of Common Stock held directly or indirectly by the other Reporting Persons, in each case including (i) Common Stock, including restricted Common Stock, and (ii) Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer. See Item 5.

(2) Such percentage is based upon a total of 15,772,867 shares of Common Stock, including (i) 15,690,533 shares of Common Stock issued and outstanding as of August 13, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2019, and (ii) 82,334 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

CUSIP No. 43113X101	Page 6 of 11

1	NAMES OF REPORTING PERSONS HPJ Parent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO – See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,050,257 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,050,257 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,050,257 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.2% (2)
14	TYPE OF REPORTING PERSON CO

(1) Includes 5,050,257 shares of Common Stock held directly or indirectly by the other Reporting Persons, including restricted Common Stock. HPJ Parent Limited is controlled by Mr. Dang Yu (George) Pan, and Mr. Pan is a director of HPJ Parent Limited. Pursuant to the Equity Contribution and Voting Agreement as described in Item 4, HPJ Parent Limited has the irrevocable proxy to vote the Rollover Shares (as defined below) held by the other Reporting Persons as indicated in the Equity Contribution and Voting Agreement. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, HPJ Parent Limited may be deemed to beneficially own all of the Rollover Shares held by the other Reporting Persons in the Issuer and share with the other Reporting Persons the voting power and dispositive power of such shares. See Item 5.

(2) Such percentage is based upon a total of 15,690,533 shares of Common Stock issued and outstanding as of August 13, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2019.

CUSIP No. 43113X101	Page 7 of 11

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D ("Amendment No. 7") is being jointly filed by Dang Yu (George) Pan, Advance Pride International Limited, Wen Liang Li, Wen Wei Ma and HPJ Parent Limited (collectively, the “Reporting Persons”) as an amendment to that certain Schedule 13D filed by Dang Yu (George) Pan with the Securities and Exchange Commission (the "SEC") on November 13, 2007, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on February 14, 2012, Amendment No. 2 to Schedule 13D filed with the SEC on February 14, 2018, Amendment No. 3 to Schedule 13D filed with the SEC on June 5, 2018, Amendment No. 4 to Schedule 13D filed with the SEC on March 15, 2019, Amendment No. 5 to Schedule 13D filed with the SEC on April 24, 2019 and Amendment No. 6 to Schedule 13D filed with the SEC on July 2, 2019 (collectively, the "Schedule 13D"). Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Schedule 13D.

Item 2.	Identity and Background.

The first paragraph of (a) — (c) and (f) of Item 2 is amended and restated as follows.

(a) — (c) and (f) This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Act by reason of the Proposal Letter, the Consortium Agreement, the Supplemental Letter, the Merger Agreement, the Equity Contribution and Voting Agreement, the Interim Investors Agreement and the Subscription Agreements as described in Item 4 below. Each Reporting Person (other than Advance Pride, and other than HPJ Parent Limited which may be deemed to beneficially own only 5,050,257 shares of Common Stock) may be deemed to beneficially own the total of 5,132,591 shares of Common Stock beneficially owned by all the Reporting Persons because they may be deemed to constitute a “group.” Each Reporting Person expressly disclaims beneficial ownership of any Common Stock directly or indirectly held by the other Reporting Persons, and does not affirm membership in a “group” (within the meaning of Rule 13d-5(b) under the Act) with the other Reporting Persons, and this Schedule 13D shall not be construed as acknowledging that any of the Reporting Persons beneficially owns any Common Stock directly or indirectly held by the other Reporting Persons or any other person or is a member of a group with the other Reporting Persons or any other person. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Item 4.	Purpose of Transaction.

Item 4 is supplemented by adding the following:

Subscription Agreements

On September 11, 2019, Mr. Dang Yu (George) Pan and Essence International Capital Limited (“Essence International Capital”) entered into subscription agreements (the “Subscription Agreements”) with Essence International Advanced Products and Solutions SPC (“SPC”) acting on behalf of and for the account of Essence International Advanced Products and Solutions SPC – Essence Growth Company Fund SP (the “Portfolio”). Under these Subscription Agreements, Mr. Pan will use US$12 million and 2,822,814 Rollover Shares as consideration to subscribe for 25,549.5072 class C1 non-redeemable participating shares (“C1 Participating Shares”) in the capital of SPC attributable to the Portfolio. After the transfer of the above-mentioned Rollover Shares to the Portfolio, the Portfolio will contribute these Rollover Shares to Parent and Mr. Pan will designate the Portfolio to hold all the shares of Parent issuable to him pursuant to the Equity Contribution and Voting Agreement. Essence International Capital will use US$43 million to subscribe for 43,000 class C2 non-redeemable participating shares (“C2 Participating Shares,” together with the C1 Participating Shares, the “Participating Shares”). The subscription for the Participating Shares will be fully completed prior to the effective time of the Merger, and the amount to be paid for such Participating Shares will be mainly used to fund the transactions contemplated under the Merger Agreement.

SPC Equity Commitment Letter

On September 11, 2019, SPC, acting on behalf of the Portfolio, entered into an Equity Commitment Letter (the “SPC Equity Commitment Letter”) with Parent, pursuant to which SPC, acting on behalf of the Portfolio, committed, on the terms and subject to the conditions set forth therein, to contribute as an equity contribution to Parent, an aggregate amount equal to US$45,136,733.00, which, to the extent necessary, will be used to (i) fund a portion of the Exchange Fund and any other amounts required to be paid by Parent or Merger Sub pursuant to the Merger Agreement and (ii) pay related fees and expenses or reimbursements of expenses (subject to certain exclusions).

The descriptions of the Subscription Agreements and the SPC Equity Commitment Letter set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreements, the Private Placement Memorandum relating to the Portfolio and the SPC Equity Commitment Letter, which have been filed as Exhibits 7.11 - 7.16 respectively to this statement and are incorporated herein by this reference in their entirety.

CUSIP No. 43113X101	Page 8 of 11

Item 5.	Interest in Securities of the Company.

Items 5(a), (b) and (c) are amended and restated as follows.

The information contained on each of the cover pages of this Amendment No. 7 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) As of the date hereof, Mr. Dang Yu (George) Pan beneficially owns, excluding the Common Stock directly or indirectly held by the other Reporting Persons (other than Advance Pride), an aggregate of 3,146,290 shares of Common Stock, comprising (i) 2,876,331 shares of Common Stock, including 53,517 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer, directly held by Mr. Pan, and (ii) 269,959 shares of Common Stock indirectly held by Mr. Pan through Advance Pride, which Common Stock in (i) and (ii) collectively represent approximately 20.0% of the outstanding shares of Common Stock. Advance Pride, a British Virgin Islands company, is 100% owned by Mr. Pan, and Mr. Pan is the sole director of Advance Pride. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Pan may be deemed to beneficially own all of the shares held by Advance Pride in the Issuer. The above disclosure of percentage information was calculated based on a total of 15,744,050 shares of Common Stock, including (i) 15,690,533 shares of Common Stock issued and outstanding as of August 13, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2019, and (ii) 53,517 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Pan.

As of the date hereof, Advance Pride directly holds 269,959 shares of Common Stock, which represent approximately 1.7% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on 15,690,533 shares of Common Stock issued and outstanding as of August 13, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2019.

As of the date hereof, Mr. Wen Liang Li beneficially owns, excluding the Common Stock directly or indirectly held by the other Reporting Persons, 1,521,701 shares of Common Stock, including 20,584 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer and representing approximately 9.7% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on a total of 15,711,117 shares of Common Stock, including (i) 15,690,533 shares of Common Stock issued and outstanding as of August 13, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2019, and (ii) 20,584 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Li.

As of the date hereof, Mr. Wen Wei Ma beneficially owns, excluding the Common Stock directly or indirectly held by the other Reporting Persons, 464,600 shares of Common Stock, including 8,233 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer and representing approximately 3.0% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on a total of 15,698,766 shares of Common Stock, including (i) 15,690,533 shares of Common Stock issued and outstanding as of August 13, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2019, and (ii) 8,233 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by Mr. Ma.

CUSIP No. 43113X101	Page 9 of 11

As of the date hereof, excluding the Common Stock directly or indirectly held by the other Reporting Persons, neither Parent nor Mr. Haoyi Yang beneficially owns any share of Common Stock.

Pursuant to Rule 13d-5(b) of the Act, the Reporting Persons (other than Advance Pride, and other than Parent which may be deemed to beneficially own only 5,050,257 shares of Common Stock) may be deemed, by reason of the Proposal Letter, the Consortium Agreement, the Supplemental Letter, the Merger Agreement and the Equity Contribution and Voting Agreement as described in Item 4 above, to beneficially own the total of 5,132,591 shares of Common Stock beneficially owned by all the Reporting Persons, as a “group” (within the meaning of Rule 13d-5(b) under the Act), which constitute approximately 32.5% of the outstanding shares of Common Stock. The above disclosure of percentage information was calculated based on a total of 15,772,867 shares of Common Stock, including (i) 15,690,533 shares of Common Stock issued and outstanding as of August 13, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 2019, and (ii) 82,334 shares of Common Stock issuable within 60 days after the date hereof upon exercise of certain options of the Issuer held by the Reporting Persons.

(b) The powers that a Reporting Person has relative to the shares discussed herein may be found in rows 7 through 10 of the Cover Page relating to such Reporting Person, which is hereby incorporated by reference.

(c) Except as set forth under Item 4 and this Item 5, the Reporting Persons have not effected any transactions in the class of securities reported herein in the last 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

Items 6 is amended and restated as follows.

The information regarding the Proposal Letter, the Consortium Agreement, the Supplemental Letter, the Merger Agreement, the Equity Contribution and Voting Agreement, the Equity Commitment Letter, the Limited Guarantee, the Interim Investors Agreement, the Subscription Agreements, the Private Placement Memorandum relating to the Portfolio and the SPC Equity Commitment Letter under Item 4 is incorporated herein by reference in its entirety.

CUSIP No. 43113X101	Page 10 of 11

Item 7.	Material to be Filed as Exhibits.

Exhibit 7.01: * Joint Filing Agreement by and between the Reporting Persons, dated as of March 15, 2019.

Exhibit 7.02: Proposal Letter from Dang Yu (George) Pan to the board of directors of the Issuer, dated as of June 2, 2018 (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018).

Exhibit 7.03: * Consortium Agreement by and among Dang Yu (George) Pan, Wen Liang Li, Wen Wei Ma, and Essence International Financial Holdings (Hong Kong) Limited, dated as of March 13, 2019.

Exhibit 7.04: ** Letter from Dang Yu (George) Pan to the special committee of the board of directors of the Issuer, dated as of April 18, 2019.

Exhibit 7.05: Agreement and Plan of Merger by and among the Issuer, Parent and Merger Sub, dated as of June 28, 2019 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2019).

Exhibit 7.06: *** Equity Contribution and Voting Agreement by and among Parent and the Rollover Stockholders, dated as of June 28, 2019.

Exhibit 7.07: *** Equity Commitment Letter by and between Essence and Parent, dated as of June 28, 2019.

Exhibit 7.08: *** Limited Guarantee by and between Essence and the Issuer, dated as of June 28, 2019.

Exhibit 7.09: *** Interim Investors Agreement by and among Parent, Merger Sub, the Rollover Stockholders and Essence, dated as of June 28, 2019.

Exhibit 7.10: *** Joint Filing Agreement by and between the Reporting Persons, dated as of July 2, 2019.

Exhibit 7.11: Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.12: Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.13: Subscription Agreement by and among Essence International Products & Solutions Limited, Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.14: Subscription Agreement by and between Essence International Capital Limited and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.15: Private Placement Memorandum relating to the Portfolio, dated as of September 2019.

Exhibit 7.16: SPC Equity Commitment Letter by and between SPC (acting on behalf of and for the account of Portfolio) and Parent, dated as of September 11, 2019.

______________________

*	Previously filed on March 15, 2019.
**	Previously filed on April 24, 2019.
***	Previously filed on July 2, 2019.

CUSIP No. 43113X101	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

Date: September 12, 2019	/s/ Dang Yu (George) Pan
Dang Yu (George) Pan

Advance Pride International Limited

By:	/s/ Dang Yu (George) Pan
Name:	Dang Yu (George) Pan
Title:	Director

/s/ Wen Liang Li
Wen Liang Li

/s/ Wen Wei Ma
Wen Wei Ma

HPJ Parent Limited

By:	/s/ Dang Yu (George) Pan
Name:	Dang Yu (George) Pan
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

INDEX TO EXHIBITS

Exhibit 7.01: * Joint Filing Agreement by and between the Reporting Persons, dated as of March 15, 2019.

Exhibit 7.02: Proposal Letter from Dang Yu (George) Pan to the board of directors of the Issuer, dated as of June 2, 2018 (incorporated herein by reference to Exhibit 99.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 4, 2018).

Exhibit 7.03: * Consortium Agreement by and among Dang Yu (George) Pan, Wen Liang Li, Wen Wei Ma, and Essence International Financial Holdings (Hong Kong) Limited, dated as of March 13, 2019.

Exhibit 7.04: ** Letter from Dang Yu (George) Pan to the special committee of the board of directors of the Issuer, dated as of April 18, 2019.

Exhibit 7.05: Agreement and Plan of Merger by and among the Issuer, Parent and Merger Sub, dated as of June 28, 2019 (incorporated herein by reference to Exhibit 2.1 to Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on June 28, 2019).

Exhibit 7.06: *** Equity Contribution and Voting Agreement by and among Parent and the Rollover Stockholders, dated as of June 28, 2019.

Exhibit 7.07: *** Equity Commitment Letter by and between Essence and Parent, dated as of June 28, 2019.

Exhibit 7.08: *** Limited Guarantee by and between Essence and the Issuer, dated as of June 28, 2019.

Exhibit 7.09: *** Interim Investors Agreement by and among Parent, Merger Sub, the Rollover Stockholders and Essence, dated as of June 28, 2019.

Exhibit 7.10: *** Joint Filing Agreement by and between the Reporting Persons, dated as of July 2, 2019.

Exhibit 7.11: Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.12: Subscription Agreement by and between Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.13: Subscription Agreement by and among Essence International Products & Solutions Limited, Dang Yu (George) Pan and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.14: Subscription Agreement by and between Essence International Capital Limited and SPC (acting on behalf of and for the account of Portfolio), dated as of September 11, 2019.

Exhibit 7.15: Private Placement Memorandum relating to the Portfolio, dated as of September 2019.

Exhibit 7.16: SPC Equity Commitment Letter by and between SPC (acting on behalf of and for the account of Portfolio) and Parent, dated as of September 11, 2019.

______________________

*	Previously filed on March 15, 2019.
**	Previously filed on April 24, 2019.
***	Previously filed on July 2, 2019.